UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
16 December 2011
Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-157906) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Press Release

The following is an extract from a press release issued by BP p.l.c. on 16 December 2011:

“BP Announces Settlement with Cameron International Corporation of Claims Related to the Deepwater Horizon Accident

BP today announced that it has reached agreement with Cameron International Corporation (“Cameron”), the designer and manufacturer of the Deepwater Horizon blowout preventer, to settle all claims between the companies related to the Deepwater Horizon accident and spill. BP and Cameron have concluded that the settlement is in their mutual best interests, and the agreement is not an admission of liability by either party.

Under the settlement agreement, Cameron will pay BP $250 million. BP will immediately apply the payment to the $20 billion trust it established to meet individual, business and government claims, as well as the cost of the natural resource damages.

BP and Cameron have agreed to mutual releases of potential claims against each other, and BP has agreed to indemnify Cameron for compensatory claims resulting from the accident, including claims brought relating to pollution damage stemming from the accident or any damage to natural resources. BP’s indemnity excludes civil, criminal or administrative fines and penalties, claims for punitive damages, and certain other claims. BP and Cameron will discontinue claims against each other in the Multi-District Litigation pending in New Orleans.

BP and Cameron each acknowledge that the Deepwater Horizon accident resulted from complex and interlinked causes involving multiple parties. They agree that the entire industry can and should learn from the accident in order to improve safety in the drilling industry by developing, among other things, standard specifications for blowout preventers and other drill through equipment. BP and Cameron have committed to working together to improve processes and procedures, managerial systems, specifications and safety and best practices in offshore drilling operations. Both BP and Cameron will encourage other companies in the drilling industry to join them in this improvement and reform effort.

Cameron shall pay the agreed settlement in cash within 30 days of the effective date of the settlement, which is December 14, 2011.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c. (Registrant)

Dated: 16 December 2011	/s/ D J PEARL
D J PEARL
Deputy Company Secretary